Exhibit 99.2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2, 3 and 4.

		FOR	AGAINST	ABSTAIN
1.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the following nominees be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.
	Phua Yong Pin	☐	☐	☐
	Phua Yong Tat	☐	☐	☐
	Wang Jun	☐	☐	☐
	Lee Ai Ming	☐	☐	☐
	Dai Jing “Sophia”	☐	☐	☐

2.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.	☐	☐	☐

3.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.	☐	☐	☐

4.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

HOMESTOLIFE LTD

Annual General Meeting of Shareholders

April 10, 2026

10:00 A.M., Singapore Time

(10:00 P.M., Eastern Time, on April 9, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HOMESTOLIFE LTD

The undersigned shareholder(s) of HomesToLife Ltd (the “Company”), hereby appoint(s) Phua Yong Tat or Phua Mei Ming as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on April 10, 2026, at 10:00 A.M., Singapore Time (10:00 P.M., Eastern Time, on April 9, 2026), at 12 Tai Seng Link, #03-01A, Singapore 534233, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

HOMESTOLIFE LTD

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. on April 9, 2026, Singapore Time (11:59 A.M., Eastern Time, on April 8, 2026). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Transhare Corporation at Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to +1 (727) 269 5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764